January 20, 2016

VIA EDGAR

Securities and Exchange Commission

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Era Anagnosti, Legal Branch Chief

Re:	Elevate Credit, Inc. — Request for Acceleration
Registration Statement on Form S-1 (File No. 333-207888)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), UBS Securities LLC, Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Elevate Credit, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, as amended, requesting that such Registration Statement become effective January 21, 2016, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to Rule 460 of the Act, please be advised that we have distributed 2,757 copies of the Company’s Preliminary Prospectus, dated January 11, 2016 through the date hereof to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, UBS SECURITIES LLC JEFFERIES LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

By: UBS SECURITIES LLC

By:	/s/ Jiani He
Name:	Jiani He
Title:	Director

By: UBS SECURITIES LLC

By:	/s/ Gaurav Mehta
Name:	Gaurav Mehta
Title:	Director

By: JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name:	Ashley Delp Walker
Title:	Managing Director

By: STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ John Katzenmeyer
Name:	John Katzenmeyer
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]